Room 4561

September 20, 2006

Mr. Jean-Paul Ouellette
Chief Executive Officer
Vision Global Solutions Inc.
455 Notre Dame Street East
Montreal, Quebec
Canada H2Y 1C9

> **Re:** **Vision Global Solutions Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2005**
> **Filed July 19, 2005**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed August 11, 2006**
> **File No. 000-31104**

Dear Mr. Ouellette:

   We have reviewed your response letter dated August 15, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Independent Auditor's Report

1. As previously requested, please describe the services performed by the Canadian audit firm of Kosseim Labrie Inc. and tell us how Jewett, Schwartz, and Associates considered PCAOB Rule 1001.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Item 6. Management's Discussion and Analysis

Results of Operations

2.   We note that you continue to disclose that you account for arrangements requiring
        customization using the percentage-of-completion method. You indicated in your
        response to comment number 2 in your letter dated March 31, 2006 that revenue
        from these arrangements is not recognized under the percentage of completion
        method and that you would modify your policy accordingly. Please explain to us
        why your disclosures were not revised.

Financial Statements

Independent Auditors' Report

3.   We note that the Jewett, Schwartz, and Associates audit report indicates that they
        have audited the consolidated balance sheet as of March 31, 2006 and the related
        consolidated statements of operations, stockholders' deficit and cash flows for the
        year then ended. Tell us how you have complied with Item 310(a) of Regulation
        S-B which requires audited statements of income, cash flows and stockholders'
        equity for each of the two years preceding the balance sheet date.

Note 1 – Summary of Accounting Principles

Revenue Recognition

4.   Your disclosure indicates that you establish VSOE based on the "price established
        by management having the relevant authority and certainty that the price will not
        change before the separate introduction of the element into the market place" yet
        this appears to contradict your response to prior comment number 3. In this
        regard, we note that your response indicates that you do not have VSOE of PCS
        included in your term license arrangements and that you establish VSOE of PCS
        in perpetual arrangements by the price charged when the element is sold
        separately. Please explain this apparent contradiction.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief